EXHIBIT 99.137

FOR IMMEDIATE RELEASE

HIGH TIDE SIGNIFICANTLY IMPROVES BALANCE SHEET AS
A FURTHER $20 MILLION OF DEBT HAS CONVERTED INTO EQUITY AND PROVIDES OTHER UPDATES

Calgary, AB, February 23, 2021 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to communicate the following developments to the market.

Conversion of Another $20 million of Debt

During the period February 1, 2021 to February 19, 2021 various holders of convertible debentures, totaling $19,860,000 have converted their debt into common shares of High Tide in accordance with the terms of the various convertible debentures. These conversions are over and above the $7,365,000 of debt converted per the Company’s press release dated February 1, 2021, and should save the Company an additional $2.4 million in forgone interest costs.

Warrants and Options Exercise Bring in Another $3.3 million in Proceeds

During the period January 1, 2021 to February 19, 2021 various holders of options and warrants have elected to exercise their respective instruments resulting in $3.3 million of cash proceeds to the Company.

Warrants from $23 million Bought Deal Expected to Begin Trading This Week

As communicated in our press release dated February 22, 2021, the Company closed a $23 million bought deal financing (the “Offering”). In connection with the Offering, the Company issued an aggregate of 23,958,332 Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $0.58, for a period of 36 months following the closing of the Offering. Today, the Company announces that the Warrants issued in connection with the Offering are expected to begin trading on the TSX Venture Exchange on or about February 25, 2021, under the ticker symbol “HITI.WR”.

Acquisition Update

As communicated in its press release dated January 25, 2021, the Company entered into an agreement to acquire Smoke Cartel, Inc. (“Smoke Cartel“) (OTCQB: SMKC), a leading e-commerce retailer of consumption accessories, including glass water pipes and vaporizers, as well as hemp derived CBD products. The Company’s acquisition of Smoke Cartel is proceeding smoothly. As part of the signing of the merger agreement, shareholders owning more than the requisite percentage of required shares (50.1%) executed voting agreements committing to vote to approve the merger. The transaction is now on track to close in the first half of March 2021.

Concurrently, the Company is pleased to report that in addition to Smoke Cartel, it is currently engaged in discussions with multiple parties regarding potential transactions. While these discussions are progressing well, there can be no assurance that any may be consummated.

“Having now closed our $23 million equity Offering, and with over $27 million of debt converted so far this fiscal year, High Tide’s financial strength has been growing every day and has never been stronger. This has not gone unnoticed by a large number of companies which have reached out to High Tide viewing us as their potential partner of choice. Given our integrated model, this includes not just other cannabis retailers in Canada, but also companies across other areas of the value chain – including accessories manufacturers and brands, other e-commerce retailers, and CBD companies in the United States,” said Raj Grover, President and Chief Executive Officer of High Tide. “With our existing profitable operations and strong balance sheet, it is game on for acquisitions at High Tide. We plan to be aggressive in pursuing transactions which would be accretive to our shareholders immediately, as well as those that can further position us to quickly take advantage of the fast evolving regulatory and legislative landscape in the United States.” added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 70 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements”, within the meaning of applicable securities laws. Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond the control of High Tide. Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. In particular, forward looking statements in this news release include, but are not limited to, statements with respect to the High Tide's intention and ability to complete the acquisition of Smoke Cartel, High Tide expectation of being able to complete other potential transactions or acquisitions and those complete the acquisition of Smoke Cartel, High Tide expectation of being able to complete other potential transactions being accretive to shareholders of High Tide. These statements are only predictions, and various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Readers are cautioned that the assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause actual results, forecasts or projections to differ materially from those anticipated in, or implied by, such forward-looking statements, including, but not limited to: (i) unanticipated developments in the general economic, financial market, legislative, regulatory, competitive and political conditions in which High Tide operates, (ii) increased competition and market volatility, (iii) the occurrence of natural and unnatural catastrophic events and claims resulting from such events, and (iv) risks related to or arising from the COVID-19 pandemic, including a deterioration of general economic and market conditions. Further, new factors emerge from time to time, and it is not possible for management of High Tide to predict all of those factors or to assess in advance the impact of each such factor on High Tide’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this news release are based on information currently available and what management of High Tide believes are reasonable assumptions. The purpose of such forward-looking statements is solely to provide readers with a description of the expectations of the management of High Tide as of the date hereof, and such forward-looking statements may not be appropriate for any other purpose.

Readers are cautioned not to place undue reliance on forward-looking information contained in this news release. Except as may be required by applicable securities laws, High Tide does not undertake any obligation to publicly update or revise any forward-looking information to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116

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